September 26, 2018

Kevin Kremke
Chief Financial Officer
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, TN 37027

       Re: Delek US Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-38142

Dear Mr. Kremke:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating Segments, page 77

1. We note you calculate gross margin for each of your segments by subtracting cost of goods sold from net sales. If your presentation of gross margin does not include depreciation and amortization or other costs directly attributable to the generation of revenue, we believe the calculation would be a non-GAAP measure. Accordingly, revise your presentation to either include any excluded costs or to use a different title that distinguishes the non-GAAP measure from gross margin as determined in accordance with GAAP. To the extent you continue to report it as a non-GAAP measure, include all the disclosures required by Item 10(e) of Regulation S-K.
 Kevin Kremke
Delek US Holdings, Inc.
September 26, 2018
Page 2
2. You define refining margin for your refining segment as the difference between the cost of crude oil feedstocks you purchase and the price of the refined products you sell. Please clarify how your calculation of refining margin differs from your gross margin measure for the refining segment.
Financial Statements
Consolidated Statements of Income, page F-5

3. Your presentation of cost of goods sold appears to exclude depreciation and amortization.
         If you rely upon the accommodation outlined in SAB Topic 11:B in excluding depreciation and amortization from certain cost and expense categories, you should report, either on separate lines or parenthetically, the amounts of depreciation and amortization that are attributable to each line item from which it has been excluded.
4. Information in various parts of your filing indicates that you generate revenue from the sale of products and services. Given this, explain to us how you have considered separately disclosing on the face of your income statement net sales of tangible products and revenue from services, as well as cost of tangible goods sold and cost of services. See
         Rules 5-03.1 and 5-03.2 of Regulation S-X.
5. Explain to us the specific cost items included in your income statement line items Cost of
         Goods Sold and Operating Expenses. To the extent that Cost of Goods Sold does not include all costs directly attributable to sales of products and revenue from services, other than as contemplated by SAB Topic 11.B, explain to us how your current presentation complies with the requirements of Rule 5-03.2 of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Brad Skinner,
Senior Assistant Chief Accountant at (202) 551-3489 with any questions.



FirstName LastNameKevin Kremke                                  Sincerely,
Comapany NameDelek US Holdings, Inc.
                                                                Division of
Corporation Finance
September 26, 2018 Page 2                                       Office of
Natural Resources
FirstName LastName